- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 1995


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 0-25956


              FIRST PLACE FINANCIAL CORPORATION PROFIT SHARING PLAN
                            (with 401(k) Provisions)
              -----------------------------------------------------
                            (Full title of the plan)



                        FIRST PLACE FINANCIAL CORPORATION
              -----------------------------------------------------
                         (Name of issuer of securities)




                                100 East Broadway
                          Farmington, New Mexico 87401
              -----------------------------------------------------
                (Address of issuer's principal executive office)



- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        FIRST PLACE FINANCIAL CORPORATION
                  PROFIT SHARING PLAN (with 401(k) Provisions)
            INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                          Page
Independent Auditor's Report . . . . . . . . . . . . . . . . . . . . . .     3
Financial Statements:
     - Statement of Net Assets Available for Benefits
          With Fund Information, December 31, 1995 . . . . . . . . . . .     4

     - Statement of Net Assets Available for Benefits
          With Fund Information, December 31, 1994 . . . . . . . . . . .     5

     - Statement of Changes in Net Assets Available for
          Benefits With Fund Information, December 31, 1995  . . . . . . .   6

     - Statement of Changes in Net Assets Available for
          Benefits With Fund Information, December 31, 1994  . . . . . . .   7

     - Statement of Changes in Net Assets Available for
          Benefits With Fund Information, December 31, 1993  . . . . . . .   8

     - Notes to the Financial Statements . . . . . . . . . . . . . . . . .   9

Supplemental Schedules:
     -    Independent Auditor's Report . . . . . . . . . . . . . . . . . .   14

     -    Item 27(a) Schedule of Assets Held for
          Investment Purposes  . . . . . . . . . . . . . . . . . . . . . .   15

     -    Item 27(d) Schedule of Reportable Transactions . . . . . . . . .   16

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17



                                      (2)

                         INDEPENDENT AUDITORS' REPORT




Plan Administrator,
First Place Financial Corporation
Profit Sharing Plan
With 401(k) Provisions


        We have audited the accompanying statements of net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Place Financial Corporation Profit Sharing Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


CHANDLER & COMPANY, LLP


Farmington, New Mexico
May 31, 1996


                                      (3)

                      First Place Financial Corporation
                  Profit Sharing Plan With 401(k) Provisions

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             December 31, 1995

                                                               Participant Directed
                                     -----------------------------------------------------------------------
                                          FPFC          Money          Asset       Government
                                     Common Stock       Market        Manager          Bond         Magellan        Total
                                     ------------     ---------       --------     ----------      ---------     ----------
Cash
 Cash at First National Bank          $  395,110      $  59,258       $  1,345      $  10,434      $  48,762     $  514,909
 Cash at other institutions                    -              -              -              -              -              -
                                      ----------      ---------       --------      ---------      ---------     ----------
   Total cash                            395,110         59,258          1,345         10,434         48,762        514,909

Investments, at fair value
 Common stock (cost $1,510,288)        2,327,193              -              -              -              -      2,327,193
 Balanced fund (cost $186,943)                 -              -        198,000              -              -        198,000
 Bond fund (cost $40,333)                      -              -              -         40,599              -         40,599
 Stock fund (cost $225,868)                    -              -              -              -        227,870        227,870
                                      ----------      ---------       --------      ---------      ---------     ----------
   Total investments                   2,327,193              -        198,000         40,599        227,870      2,793,662

Amounts receivable
 Employer's contributions                      -        108,557         41,441         13,151         66,699        229,848
 Participants' contributions                   -          4,257          8,575          3,407         19,587         35,826
 Interest & dividends                     37,504              -              -              -              -         37,504
                                      ----------      ---------       --------      ---------      ---------     ----------
   Total amounts receivable               37,504        112,814         50,016         16,558         86,286        303,178
                                      ----------      ---------       --------      ---------      ---------     ----------
Net assets available for benefits   $  2,759,807     $  172,072     $  249,361      $  67,591     $  362,918   $  3,611,749
                                      ----------      ---------       --------      ---------      ---------     ----------
                                      ----------      ---------       --------      ---------      ---------     ----------


  The accompanying notes are an integral part of these financial statements.


                                      (4)

                       First Place Financial Corporation
                  Profit Sharing Plan With 401(k) Provisions

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               December 31, 1994


                                                              Participant Directed
                                  ----------------------------------------------------------------
                                      FPFC          Money        Asset     Government
                                  Common Stock      Market      Manager       Bond        Magellan      Total
                                  ------------      ------      -------    ----------     --------      -----
Cash
  Cash at First National Bank      $  214,171     $  110,463    $     -     $    -        $      -     $  324,634
  Cash at other institutions                -         55,117          -          -               -         55,117
                                   ----------     ----------    -------     ------        --------     ----------
    Total cash                        214,171        165,580          -          -               -         379,751

Investments, at fair value
  Common stock (cost $1,508,435)    2,099,885              -          -          -               -      2,099,885
  Balanced fund                             -              -          -          -               -              -
  Bond fund (cost $43,174)                  -         39,705          -          -               -         39,705
  Stock fund                                -              -          -          -               -              -
                                   ----------     ----------    -------     ------        --------     ----------
    Total investments               2,099,885         39,705          -          -               -      2,139,590

Amounts receivable
  Employer's contributions                  -        231,074          -          -               -        231,074
  Participants' contributions               -         34,772          -          -               -         34,772
  Interest & dividends                 29,861            348          -          -               -         30,209
                                   ----------     ----------    -------     ------        --------     ----------
    Total amounts receivable           29,861        266,194          -          -               -        296,055
                                   ----------     ----------    -------     ------        --------     ----------
Net assets available for benefits  $2,343,917     $  471,479    $     -     $    -        $      -     $2,815,396
                                   ----------     ----------    -------     ------        --------     ----------
                                   ----------     ----------    -------     ------        --------     ----------


   The accompanying notes are an integral part of these financial statements.



                                    (5)

                       First Place Financial Corporation
                  Profit Sharing Plan With 401(k) Provisions

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       For The Year Ended December 31, 1995



                                                                  Participant Directed
                                           ----------------------------------------------------------------
                                               FPFC        Money        Asset      Government
                                           Common Stock    Market      Manager        Bond         Magellan     Total
                                           ------------    ------      -------     ----------      --------     -----
Additions
  Additions to net assets attributed to:
    Investment income
    Net appreciation in fair
      value of investments                  $  215,707    $       -     $  16,014    $ 2,944       $  7,805    $  242,470
    Gains (losses) on sale                       5,133                         98     (1,659)        11,092        14,664
    Interest                                     8,480       25,736             -          -              -        34,216
    Dividends                                   82,917            -         3,241      1,157            615        87,930
                                            ----------    ---------     ---------    -------       --------    ----------
                                               312,237       25,736        19,353      2,442         19,512       379,280

  Contributions:
    Participants'                              128,182       46,232        49,772     12,966         75,212       312,364
    Employer's                                  61,039       47,518        41,441     13,151         66,699       229,848
                                            ----------    ---------     ---------    -------       --------    ----------
                                               189,221       93,750        91,213     26,117        141,911       542,212
                                            ----------    ---------     ---------    -------       --------    ----------
    Total additions                            501,458      119,486       110,566     28,559        161,423       921,492

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants               64,633       58,805         1,545         75             81       125,139
                                            ----------    ---------     ---------    -------       --------    ----------
Net increase prior to interfund
  transfers                                    436,825       60,681       109,021     28,484        161,342       796,353
Interfund transfers                            (20,935)    (360,088)      140,340     39,107        201,576             -
                                            ----------    ---------     ---------    -------       --------    ----------
  Net increase (decrease)                      415,890     (299,407)      249,361     67,591        362,918       796,353

Net assets available for benefits:
  Beginning of year                          2,343,917      471,479             -          -              -     2,815,396
                                            ----------    ---------     ---------    -------       --------    ----------
  End of year                               $2,759,807    $ 172,072     $ 249,361    $67,591       $362,918    $3,611,749
                                            ----------    ---------     ---------    -------       --------    ----------
                                            ----------    ---------     ---------    -------       --------    ----------

The accompanying notes are an integral part of these financial statements.




                                    (6)

                        FIRST PLACE FINANCIAL CORPORATION
                    PROFIT SHARING PLAN WITH 401(k) PROVISIONS

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                    For The Year Ended December 31, 1994


                                                                    Participant Directed
                                              --------------------------------------------------------------
                                                  FPFC         Money         Asset    Government
                                              Common Stock     Market       Manager      Bond       Magellan      Total
                                              ------------    ---------     -------   ----------    --------   ----------
Additions
 Additions to net assets attributed to:
  Investment income
   Net appreciation in fair
    value of investments                       $  235,013     $  (6,279)    $  -        $  -         $  -      $  228,734
   Gains (losses) on sale                           4,922        (2,928)                                            1,994
   Interest                                           138        11,360        -           -            -          11,498
   Dividends                                       68,312         3,647        -           -            -          71,959
                                               ----------     ---------     ------      ------       ------    ----------
                                                  308,385         5,800        -           -            -         314,185
  Contributions:
   Participants'                                  283,660        25,905        -           -            -         309,565
   Employer's                                           -       231,074        -           -            -         231,074
                                               ----------     ---------     ------      ------       ------    ----------
                                                  283,660       256,979        -           -            -         540,639
                                               ----------     ---------     ------      ------       ------    ----------
   Total additions                                592,045       262,779        -           -            -         854,824

Deductions
 Deductions from net assets attributed to:
  Benefits paid to participants                    38,469        33,008        -           -            -          71,477
                                               ----------     ---------     ------      ------       ------    ----------
Net increase prior to interfund
 transfers                                        553,576       229,771        -           -            -         783,347
Interfund transfers                               150,475      (150,475)       -           -            -               -
                                               ----------     ---------     ------      ------       ------    ----------
 Net increase (decrease)                          704,051        79,296        -           -            -         783,347

Net assets available for benefits:
 Beginning of year                              1,639,866       392,183        -           -            -       2,032,049
                                               ----------     ---------     ------      ------       ------    ----------
 End of year                                   $2,343,917     $ 471,479     $  -        $  -         $  -      $2,815,396
                                               ----------     ---------     ------      ------       ------    ----------
                                               ----------     ---------     ------      ------       ------    ----------

The accompanying notes are an integral part of these financial statements.

                                     (7)

                        FIRST PLACE FINANCIAL CORPORATION
                    PROFIT SHARING PLAN WITH 401(k) PROVISIONS

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION
                    For The Year Ended December 31, 1993


                                                                    Participant Directed
                                              -------------------------------------------------------------
                                                  FPFC         Money        Asset    Government
                                              Common Stock     Market      Manager      Bond       Magellan      Total
                                              ------------    ---------    -------   ----------    --------   ----------
Additions
 Additions to net assets attributed to:
  Investment income
   Net appreciation in fair
    value of investments                       $  229,630     $ (1,200)    $  -        $  -         $  -      $  228,430
   Interest                                             -        9,450        -           -            -           9,450
   Dividends                                       44,261        1,730        -           -            -          45,991
                                               ----------     --------     ------      ------       ------    ----------
                                                  273,891        9,980        -           -            -         283,871
  Contributions:
   Participants'                                  233,168       51,235        -           -            -         284,403
   Employer's                                           -      204,593        -           -            -         204,593
                                                  233,168      255,828        -           -            -         488,996
                                               ----------     --------     ------      ------       ------    ----------
   Total additions                                507,059      265,808        -           -            -         772,867

Deductions
 Deductions from net assets attributed to:
  Benefits paid to participants                    28,119       42,789        -           -            -          70,908
                                               ----------     --------     ------      ------       ------    ----------
Net increase prior to interfund
 transfers                                        478,940      223,019        -           -            -         701,959
Interfund transfers                               (8,219)        8,219        -           -            -               -
                                               ----------     --------     ------      ------       ------    ----------
 Net increase (decrease)                          470,721      231,238        -           -            -         701,959

Net assets available for benefits:
 Beginning of year                              1,169,145      160,945        -           -            -       1,330,090
                                               ----------     --------     ------      ------       ------    ----------
 End of year                                   $1,639,866     $392,183     $  -        $  -         $  -      $2,032,049
                                               ----------     --------     ------      ------       ------    ----------
                                               ----------     --------     ------      ------       ------    ----------


The accompanying notes are an integral part of these financial statements.

                                     (8)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 1995, 1994 and 1993


NOTE A - DESCRIPTION OF PLAN

   1.  GENERAL

   The following description of the First Place Financial Corporation Profit Sharing Plan With 401(k) Provisions (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   The Plan is a defined contribution plan which provides benefits to substantially all employees of First Place Financial Corporation (the Company) and its wholly owned subsidiaries, First National Bank of Farmington, Burns National Bank of Durango and Western Bank of Gallup. There were 303 participants in 1993, 272 in 1994, and 300 in 1995.

   The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a plan committee appointed by the Company's Board of Director's. The First National Bank of Farmington is the Plan's Trustee.

   Employees of the Company and its subsidiaries are generally eligible to participate in the Plan after not more than six months of service providing their position requires service of at least 1,000 hours during the plan year. Participants who do not have at least 1,000 hours of service during the plan year, or who are not employed on the last day of the plan year, are generally not eligible for an allocation of Company contributions for such year.

   2.  CONTRIBUTIONS

   Subsidiaries of the Company contribute to the Plan amounts which their respective Boards of Directors annually determine to be proper. Company contributions are made during or shortly after the year to which they apply. Participants are permitted to make pre-tax contributions up to fifteen percent of their annual wages, subject to dollar limitations imposed by the Internal Revenue Code.

   3.  PARTICIPANTS' ACCOUNTS

   Each participant's account is credited with an allocation of (a) the Company's contribution, (b) plan earnings, (c) forfeitures of terminated participants' non-vested accounts, and (d) salary deferrals contributed by participants. Allocations are based upon account balances or participant's earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.





                                     (9)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1995, 1994 and 1993


NOTE A - DESCRIPTION OF PLAN  - continued

   4.  VESTING

   Participants are immediately vested in their voluntary contributions, employer's matching contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

   5.  INVESTMENT OPTIONS

   Upon enrollment in the Plan, the participant may direct employee contributions in 5 percent increments in any of the five investment options.

   FPFC (First Place Financial Corporation) Common Stock Fund - Funds are invested in shares of FPFC common stock.

   Money Market Fund - Funds are invested in a First National Bank of Farmington Now Account.

   Asset Manager Fund - Funds are invested in a registered investment company (Fidelity Asset Manager) that invests in stocks and bonds.

   Government Bond Fund - Funds are invested in a registered investment company (Fidelity Short/Intermediate Government Bond) that invests in U.S. Government securities.

   Magellan Fund - Funds are invested in a registered investment company (Fidelity Magellan) that invests in stocks and bonds.

   6.  PAYMENT OF BENEFITS

   On termination of service a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or payment in annual installments over a fixed reasonable period of time, not exceeding the lesser of five years or the life expectancy of the participant.

   7.  ADMINISTRATIVE EXPENSES

   Administrative expenses incurred by the Plan are routinely paid by First Place Financial Corporation. These expenses totaled $16,305, $12,620, and $9,655 for plan years ended December 31, 1995, 1994 and 1993 respectively.





                                     (10)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1995, 1994 and 1993


NOTE B - SUMMARY OF ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The financial statements of the plan are prepared on the accrual method of accounting.

   INVESTMENT VALUATION AND INCOME RECOGNITION

   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. First Place Financial Corporation common stock is valued at its quoted market price.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   PAYMENTS OF BENEFITS

   Benefits are recorded when paid.

   ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - TRANSACTIONS WITH PARTIES-IN-INTEREST

   The Plan's investment in common stock of First Place Financial Corporation is considered to be a party-in-interest transaction. The stock was acquired at its fair value as determined by First Place Financial Corporation.

   Primarily for liquidity purposes, the Plan maintains some of its cash on deposit at First National Bank of Farmington. This investment in cash is also considered a party-in-interest transaction, and is maintained in an interest bearing account (5.23% at December 31, 1995).

NOTE D - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


                                     (11)

                        First Place Financial Corporation
                               Profit Sharing Plan
                             With 401(k) Provisions

                    NOTES TO FINANCIAL STATEMENTS - continued

                        December 31, 1995, 1994 and 1993


NOTE E - INCOME TAX STATUS

   The plan obtained its latest determination letter on October 10, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, and is therefore, not subject to tax under present income tax laws.

NOTE F - UNREALIZED APPRECIATION

   The following table presents changes in the plan's net unrealized appreciation (including investments bought, sold, and held during each year):


                                             1993       1994       1995
                                           --------   --------   --------
      Net unrealized appreciation at
        January 1,                         $131,910   $359,530   $587,981
      Increase in net unrealized
        appreciation                        227,620    228,451    242,248
                                           --------   --------   --------
      Net unrealized appreciation at
        December 31,                       $359,530   $587,981   $830,229
                                           --------   --------   --------
                                           --------   --------   --------

NOTE G - RECLASSIFICATION

   Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform to the 1995 presentation.
















                                     (12)

                         SUPPLEMENTAL INFORMATION



















                                     (13)

                         INDEPENDENT AUDITOR'S REPORT



Plan Administrator
First Place Financial Corporation
Profit Sharing Plan With 401(k) Provisions

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHANDLER & COMPANY, LLP

Farmington, New Mexico
May 31, 1996



















                                     (14)

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1995 and 1994

                                                                      Current
Identity of Issue                Description             Cost          Value
- ---------------------------      --------------------   ----------   ----------
DECEMBER 31, 1995:

  * First Place Financial        Common Stock, no par   $1,510,288   $2,327,193
      Corporation
    Fidelity Asset Manager       Mutual Fund               186,943      198,000
      Fund
    Fidelity Short/              Mutual Fund                40,333       40,599
      Intermediate Government
      Fund
    Fidelity Magellan Fund       Mutual Fund               225,868      227,870
  * First National Bank of       NOW account deposit       514,909      514,909
      Farmington                   at 5.23%


December 31, 1994:

  * First Place Financial       Common Stock, no par    $1,508,435   $2,099,885
     Corporation
    Dreyfus Short/              Mutual Fund                 43,174       39,705
     Intermediate Government
     Fund
    Franklin Funds              MMIA account                55,117       55,117
     Institutional Fiduciary      deposit at 6.09%
     Money Market Fund
  * First National Bank of      NOW account deposit        324,634      324,634
     Farmington                   at 5.05%


Note:
Issuers identified with a "*" are parties-in-interest. All of the investments and transactions identified are exempt from reporting as prohibited transactions under ERISA.













                                      (15)

                        First Place Financial Corporation
                   Profit Sharing Plan With 401(k) Provisions

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     Years ended December 31, 1995 and 1994

                                 Description              Purchase      Selling          Cost         Current value          Net
Identity of party involved        of assets                price         price         of asset        at purchase       gain (loss)
- ---------------------------      -----------              --------      -------        --------       -------------      -----------
DECEMBER 31, 1995:
Fidelity Asset Manager Fund      Mutual fund shares       $186,943           -         $186,943          $186,943                 -
Fidelity Magellan Fund           Mutual fund shares        236,958           -          236,958           236,958                 -
First National Bank of
  Farmington                     NOW account deposit       190,275           -          190,275           190,275                 -

DECEMBER 31, 1994:

First Place Financial
  Corporation                    Common stock             $465,070           -         $465,070          $465,070                 -



                                     (16)

                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 16, 1996             FIRST PLACE FINANCIAL CORPORATION
                                     PROFIT SHARING PLAN
                                     (with 401(k) provisions)


                                                 James D. Rose
                                     -------------------------------------
                                     President and Chief Operating Officer







                                      (17)